Exhibit 21.1
Subsidiaries of Fastly, Inc.

Name of Subsidiary	Jurisdiction of Organization

Fastly Australia Pty Ltd	Australia

Fastly Cloud Iberica S.L.	Spain

Fastly GmbH	Germany

Fastly India Private Limited	India

Fastly International (Holdings) Limited	United Kingdom

Fastly International Technology Limited	United Kingdom

Fastly Kabushiki Kaisha	Japan

Fastly Limited	United Kingdom

Signal Sciences, LLC	Delaware, United States